Via EDGAR

September 25, 2012

Mr. Jim B. Rosenberg
Senior Assistant Chief Accountant
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:         Montpelier Re Holdings Ltd.
Form 10-K for the Fiscal Year ended December 31, 2011 (the “Form 10-K”)
Filed February 24, 2012
File No. 001-31468

Dear Mr. Rosenberg:

We are responding to your comment letter dated September 14, 2012, on behalf of Montpelier Re Holdings Ltd. (“Montpelier” or the “Company”), relating to the above document.

For ease of reference, we have repeated the Staff’s comments in bold text preceding our response.

Form 10-K for the Fiscal Year Ended December 31, 2011

NOTE 13: Regulatory Requirements, “Bermuda Regulation” page F-38

1.    Please address the following by providing us, as applicable, an explanation or proposed disclosure to be included in future periodic reports:

-                  Disclose the amount of statutory capital and surplus for your insurance subsidiaries. Refer to ASC 944-505-50-1a.

-                  Disclose the amount of statutory capital and surplus necessary to satisfy regulatory requirements or disclose that the amount required is not significant in relation to your statutory capital and surplus. Refer to ASC 944-505-50-1b.

-                  You are, or own, a foreign insurance entity that does not appear to have a U.S insurance subsidiary and your financial statements are presented in U.S. GAAP. Please disclose the items required by ASC 944-505-50-5 and, as applicable, the disclosures required by ASC 944-505-50-6.

-                  Disclose the amount of statutory net income or loss for each period as required by rule 7.03(a)(23)(c) of Regulation S-X.

-                  Disclose the amount of consolidated retained earnings restricted or free of restrictions. Refer to Rule 4-08(e)(1) of Regulation S-X.

-                  Disclose the amount of restricted net assets for your subsidiaries as of the end of the most recently completed fiscal year. Refer to Rule 4-08(e)(3)(ii) of Regulation S-X.

Response:

Our proposed disclosure, which has been underlined to show those sections that have been revised from the disclosure contained on pages F-38 of the Form 10-K, has been included as Appendix A to this letter.

We will include additional disclosure along the lines of that provided in Appendix A in our future interim and annual filings, as appropriate.

In connection with responding to your comments, we acknowledge that:

··                 The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

·                  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·                  the Company may not assert Staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

Should you have any questions regarding this matter, please do not hesitate to contact me.

MONTPELIER RE HOLDINGS LTD.

/s/ MICHAEL S. PAQUETTE

Michael S. Paquette
Executive Vice President and Chief Financial Officer

cc:          Christopher L. Harris, President and Chief Executive Officer
Jonathan B. Kim, General Counsel, Secretary and Senior Vice President
John D. “Jack” Collins, Chairman, Audit Committee
Paul Byrne, Partner, PricewaterhouseCoopers - Bermuda

Appendix A

Bermuda Regulation

Montpelier Re is registered under The Insurance Act 1978 of Bermuda and related regulations, as amended (the “Insurance Act”) as a Class 4 insurer. Under the Insurance Act, Montpelier Re is required to annually prepare and file statutory and GAAP financial statements and a statutory financial return. The Insurance Act also requires Montpelier Re to maintain minimum levels of statutory net assets (“Statutory Capital and Surplus”), to maintain minimum liquidity ratios and to meet minimum solvency margins. For the periods presented, Montpelier Re satisfied these requirements.

The Bermuda risk-based regulatory capital adequacy and solvency requirements implemented with effect from December 31, 2008 (termed the Bermuda Solvency Capital Requirement or “BSCR”), provide a risk-based capital model as a tool to assist the BMA both in measuring risk and in determining appropriate levels of capitalization. BSCR employs a standard mathematical model that correlates the risk underwritten by Bermuda insurers and reinsurers to the capital that is dedicated to their business. The framework that has been developed applies a standard measurement format to the risk associated with an insurer’s or reinsurer’s assets, liabilities and premiums, including a formula to take account of the catastrophe risk exposure.

For the years ended December 31, 2011 and 2010, Montpelier Re satisfied the BMA’s BSCR requirements. Montpelier Re’s required Statutory Capital and Surplus as of December 31, 2011 and 2010 was $595.4 million and $444.0 million, respectively, and its actual Statutory Capital and Surplus, as reported to the BMA, was $1,511.0 million and $1,639.8 million, respectively.

The principal differences between Montpelier Re’s Statutory Capital and Surplus and its net assets determined in accordance with GAAP include statutory deductions for deferred acquisition costs, fixed assets and investment securities held in trust for the benefit of MCL. Such differences totaled $259.8 million and $262.9 million at December 31, 2011 and 2010, respectively. For the periods presented, Montpelier Re’s statutory filings were prepared in accordance with regulatory accounting practices prescribed by the BMA.

Montpelier Re’s statutory net income (loss), as reported to the BMA for the years ended December 31, 2011, 2010 and 2009, was $(69.0) million, $251.2 million and $386.4 million, respectively.

Where an insurer or reinsurer believes that its own internal model for measuring risk and determining appropriate levels of capital better reflects the inherent risk of its business, it may apply to the BMA for approval to use its internal capital model in substitution for the BSCR model. The BMA may approve an insurer’s or reinsurer’s internal model, provided certain conditions have been established, and may revoke approval of an internal model in the event that the conditions are no longer met or where it feels that the revocation is appropriate. The BMA will review the internal model regularly to confirm that the model continues to meet the conditions. Montpelier Re intends to use its own internal model, rather than the BSCR model, once it is approved by the BMA.

The Insurance Act limits both the maximum amount of dividends of Statutory Capital and Surplus and distributions of statutory capital (“Statutory Capital”, defined as an insurer’s Statutory Capital and Surplus less its statutory earnings retained) that may be declared by Montpelier Re. The declaration of dividends of Statutory Capital and Surplus in any year which would exceed 25% of its prior year-end Statutory Capital and Surplus requires the approval of the BMA. Additionally, the declaration of any distributions of Statutory Capital in any year that would result in a reduction of the prior year-end balance of Statutory Capital by more than 15% also requires the approval of the BMA. With respect to each of the years ended December 31, 2011 and 2010, Montpelier Re had the ability to declare, without BMA approval, up to $410.0 million and $441.4 million of dividends of Statutory Capital and Surplus, respectively, and a further $233.9 million of distributions of Statutory Capital. Montpelier Re actually declared and paid $66.5 million and $390.0 million in dividends of Statutory Capital and Surplus to the Company during the years ended December 31, 2011 and 2010, respectively.  Montpelier Re did not declare or pay any distributions of Statutory Capital to the Company during those years.

The Insurance Act contains provisions regarding group supervision, the authority to exclude specified entities from group supervision, the power for the BMA to withdraw as group supervisor, the functions of the BMA as group supervisor and the power of the BMA to make rules regarding group supervision.

The BMA has issued the Insurance (Group Supervision) Rules 2011 (the “Group Supervision Rules”) and the Insurance (Prudential Standards) (Insurance Group Solvency Requirement) Rules 2011 (the “Group Solvency Rules”) each effective December 31, 2011. The Group Supervision Rules set out the rules in respect of the assessment of the financial situation and solvency of an insurance group, the system of governance and risk management of the insurance group; and supervisory reporting and disclosures of the insurance group.  The Group Solvency Rules set out the rules in respect of the capital and solvency return and enhanced capital requirements for an insurance group.

In 2011 the Company was notified that the BMA had determined that it would be Montpelier’s group supervisor.

The Bermuda Companies Act 1981 also limits the Company’s and Montpelier Re’s ability to pay dividends and distributions to its shareholders. Neither the Company nor Montpelier Re is permitted to declare or pay a dividend, or make a distribution out of contributed surplus, if it is, or would after the payment be, unable to pay its liabilities as they become due, or if the realizable value of its assets would be less than its liabilities.